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                                                                       Exhibit 1




                                 PROPOSAL LETTER

                             [Letterhead of Questor]


                                                  March 1, 2001

Board of Directors
Aegis Communications Group, Inc.
7880 Bent Branch Drive, Suite 150
Irving, Texas


Gentlemen:

Thank you for the productive discussion yesterday at the Board meeting concerning our consideration of a possible acquisition of the publicly held common stock of the Company.

Following those discussions, we have decided to formalize our proposal, and we are pleased to setout the specifics below.

Questor Partners Fund II, L.P. and certain affiliated funds ("Questor"), together with certain other principal stockholders (together, the "Acquisition Group") of Aegis Communications Group, Inc. ("Aegis"), are pleased to offer to purchase all of the outstanding public shares of common stock of Corvette not already owned by the Acquisition Group (the "Public Shares"). Thayer Equity Investors III, L.P. and certain affiliated funds ("Thayer") are part of the Acquisition Group, and it is expected that certain other significant stockholders will also be members. The principal terms of our offer are as follows:

         1. An entity owned by the Acquisition Group would purchase the Public Shares for cash consideration of $1.00 per share. It is expected that Questor will provide the financing for the transaction. It is also anticipated that Thayer and certain other significant stockholders would receive $10 million of cash in exchange for securities of Aegis held by such stockholders.

         2. Consummation of the transaction would be subject to, among other things, (i) negotiation of satisfactory stockholder arrangements among the Acquisition Group, (ii) the satisfaction of all applicable regulatory requirements and
                  (iii) other conditions customary for a transaction of this type, including negotiation of a definitive merger agreement and receipt of all material third-party consents. This proposal is not contingent upon third party financing, as we expect Questor to provide the funding for the transaction. We reserve the right to rescind or amend this offer at any time prior to satisfaction of all such conditions.

         3. We anticipate that, upon completion of the transaction, we would seek to cause Aegis to be de-listed from trading on the NASDAQ bulletin board and to cause deregistration of the common stock with the Securities and Exchange Commission.

We believe that our offer is fair to, and in the best interests of, Aegis and its public stockholders. The offered price of $1.00 per share represents a premium of 45.3% over the closing price of the

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shares on March 1, 2001, and a premium of 42.3% over the average closing price for the week ending March 1, 2001.

We understand that you may wish to deliberate on this offer through a special committee of independent directors and that such committee may wish to retain its own advisors to assist in those deliberations. While we are prepared to negotiate the terms and conditions of this proposed transaction with the special committee, please note that Questor is interested only in acquiring the publicly held shares, and is not interested in selling its interest in Aegis.

We look forward to working expeditiously with the Board of Directors and the special committee on this proposal.

Very truly yours,

QUESTOR MANAGEMENT COMPANY



By: /s/ Henry L. Druker
    ----------------------
        Henry L. Druker
        Partner




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